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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Affordable Residential Communities Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
008273-10-4
(CUSIP Number)
Michael M. Boone
Garrett A. DeVries
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D

CUSIP No.	008273-10-4	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Gerald J. Ford

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		7,270,252

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,270,252

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,270,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Schedule 13D

CUSIP No.	008273-10-4	Page	3	of	7

1	NAMES OF REPORTING PERSONS: ARC Diamond, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		7,270,252

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,270,252

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,270,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Schedule 13D

CUSIP No.	008273-10-4	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Hunter’s Glen/Ford, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

     This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on May 18, 2006 and Amendment No. 6 to Schedule 13D filed with the Commission on June 20, 2006 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Affordable Residential Communities Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.
Item 2.	Identity and Background
     Item 2 is hereby amended and restated in its entirety to read as follows:
(a)	The names of the persons filing this Schedule 13D are Gerald J. Ford, a United States citizen, ARC Diamond, LP, a Texas limited partnership (“ARC Diamond”), and Hunter’s Glen/Ford, Ltd., a Texas limited partnership (“Hunter’s Glen/Ford”). Mr. Ford, ARC Diamond and Hunter’s Glen/Ford are collectively referred to herein as the “Reporting Persons.” The general partner of ARC Diamond is ARC Diamond GP, Inc., and Mr. Ford is the sole shareholder of ARC Diamond GP, Inc. The general partners of Hunter’s Glen/Ford are Mr. Ford and Ford Diamond Corporation, and Mr. Ford is the sole shareholder of Ford Diamond Corporation.

(b)	The principal business address of each of the Reporting Persons is 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

(c)	The principal business of ARC Diamond and Hunter’s Glen/Ford is purchasing, selling and holding securities for investment purposes. Mr. Ford’s principal occupation is engaging in personal investment activities. The principal business of ARC Diamond GP, Inc. is serving as the general partner of ARC Diamond. The principal business of Ford Diamond Corporation is serving as the general partner of Hunter’s Glen/Ford.

(d),(e)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)	Mr. Ford is a citizen of the United States.
Item 4.	Purpose of Transaction.
     Item 4 is hereby supplemented as follows:
     On October 13, 2006, the Reporting Persons and the Issuer entered into the Investment Agreement described in Item 6 hereof.

Item 5.	Interest in Securities of the Issuer.
     Item 5(c) is hereby supplemented as follows:
     On October 10, 2006, Gerald J. Ford received 514 shares of Common Stock in consideration for his services as a Director and Chairman of the Nominating and Corporate Governance Committee of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with a proposed rights offering to be conducted by the Issuer, the Issuer, Mr. Ford, ARC Diamond and Hunter’s Glen/Ford have entered into an Investment Agreement dated October 13, 2006, pursuant to which:
•	Mr. Ford and ARC Diamond agreed to purchase in a private placement the full number of shares of Common Stock they would otherwise have been entitled to subscribe for in the Issuer’s proposed rights offering at $8.00 per share, the same price per share as in the rights offering;

•	Mr. Ford and ARC Diamond agreed not to exercise their rights in the rights offering;

•	Hunter’s Glen/Ford agreed to backstop the rights offering by purchasing in a private placement all of the shares of Common Stock that are not otherwise subscribed for by holders other than Mr. Ford and ARC Diamond in the rights offering at $8.00 per share, the same subscription price per share.
     The Investment Agreement includes customary representations and warranties, conditions to closing, termination and indemnification provisions.
     The preceding description of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement, a copy of which is filed as Exhibit 99.1 and incorporated herein by reference.
Item 7.	Material to Be Filed as Exhibits.
     Item 7 is hereby supplemented as follows:
     Exhibit 99.1 — Investment Agreement
     Exhibit 99.2 — Schedule 13D Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 13, 2006

GERALD J. FORD
By:	/s/ Gerald J. Ford
	Name:	Gerald J. Ford

ARC DIAMOND, LP By: ARC Diamond GP, Inc., its general partner
By:	/s/ Gerald J. Ford
	Name:	Gerald J. Ford
	Title:	President

HUNTER’S GLEN/FORD, LTD. By: Ford Diamond Corporation, its general partner
By:	/s/ Gerald J. Ford
	Name:	Gerald J. Ford
	Title:	President

By:	/s/ Gerald J. Ford
Gerald J. Ford,
its general partner